UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	☐ Form 20-F	☐	Form 11-K
	☐	Form 10-Q	☐	☐ Form 10-D	☐	Form N-CEN	☐	Form N-CSR

	For Period Ended:		December 31, 2025

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Keenova Therapeutics plc
(Full Name of Registrant)

Mallinckrodt plc
(Former Name if Applicable)

College Business & Technology Park
(Address of Principal Executive Office (Street and Number))

Cruiserath, Blanchardstown, Dublin 15, Ireland
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Keenova Therapeutics plc (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10‑K for the fiscal year ended December 31, 2025 (the “Form 10‑K”), with the Securities and Exchange Commission (the “SEC”) within the prescribed time period. The Company requires additional time to complete certain analyses and disclosures to be included in the Form 10-K due to the complexity of the accounting related to (i) the Company’s business combination with Endo, Inc. (“Endo”) completed in July 2025 (the “Business Combination”) and (ii) the Company’s separation of its generic pharmaceuticals and sterile injectables businesses into an independent, private company named Par Health, Inc. (“Par Health”) in November 2025 (the “Separation”), including updating purchase accounting and related valuations, the determination of discontinued operations presentation and related financial statement disclosures.
The Company expects to file the Form 10-K within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Frank Raciti	+1 484	216 7907
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in its results of operations for the fiscal year ended December 31, 2025, as compared to the fiscal year ended December 27, 2024. The anticipated changes are primarily attributable to the Business Combination and the Separation in 2025, together with the effects of the Company’s sale of its Therakos business in 2024 (the “Therakos Divestiture”). The financial results of Par Health will be classified as discontinued operations in accordance with Accounting Standards Codification 205-20 for all relevant periods presented in the Form 10-K.

The Company expects the following changes to be reflected by the earnings statements to be included in the Form 10-K:

•Net sales for the year ended December 31, 2025, were approximately $1,430.6 million compared to $1,083.5 million for the year ended December 27, 2024. The increase was driven primarily by the net sales of products acquired from Endo of $397.0 million, coupled with growth in Acthar Gel net sales of approximately $191.8 million, reflecting increased patient demand. These increases were partially offset by the reduction of $241.6 million in Therakos net sales in 2025 following the Therakos Divestiture in 2024.
•Loss from continuing operations for the year ended December 31, 2025, is expected to be between $455 million and $465 million compared to income from continuing operations of $344.4 million for the year ended December 27, 2024. The 2025 net sales performance described above is more than offset primarily by the non-recurring pre-tax gain in 2024 of $754.4 million on the Therakos Divestiture, the absence of tax expense associated with the 2024 Therakos Divestiture, increased non-cash amortization of intangible assets and inventory fair value step-up, costs associated with the Company’s Transaction Incentive Plan and increased operating expenses due to the inclusion of five months of Endo’s operating costs following the completion of the Business Combination.

The Company is in the process of finalizing the preparation of its financial statements and accompanying notes thereto that will be contained in the Form 10-K for the year ended December 31, 2025. Accordingly, the foregoing expectations are preliminary and subject to completion of the Company’s financial closing procedures. Actual results may differ materially from the foregoing expectations.
Forward-Looking Statements
Statements in this Form 12b-25 that are not strictly historical may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The words “anticipates,” “expects,” “will” and similar terms or phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the anticipated timing of completion of the Company’s Form 10-K for the fiscal year ended December 31, 2025, the Company’s ability to file the Form 10-K within the time period prescribed by Rule 12b-25 and the Company’s expectations regarding its financial and business performance. The “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2024, its subsequent Quarterly Reports on Form 10-Q and other filings with the SEC identify and describe in more detail the risks and uncertainties to which the Company’s business are subject. There may be other risks and uncertainties that the Company is unable to predict at this time or that the Company currently does not expect to have a material adverse effect on its business. The forward-looking statements made herein speak only as of the date hereof and the Company does not assume any obligation to update or revise any forward-looking statement except as required by law.

Keenova Therapeutics plc
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2026	By:	/s/ Christiana Stamoulis
Christiana Stamoulis President and Chief Financial Officer (Principal Financial Officer)

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).